



EASTMAIN

NEWS RELEASE

2004 Drilling expands Eau Claire gold vein system

Trading Symbol: ER – The Toronto Stock Exchange January 21, 2005

Eastmain Resources Inc. (TSX:ER) announced assay results from the 2004 drill program (holes 38 to 51) completed at its Clearwater Project, Quebec. Eight of fourteen drill holes intersected gold-bearing quartz-tourmaline veins ranging from 4.1 to 42.6 grams per tonne (gpt) gold, with an average grade of 8.4 gpt gold (0.24 ounces per ton) across an average thickness of 2.17 metres or 7.12 feet. Eight vein intersections include assay intervals ranging from **0.72 ounces per ton up to 1.66 ounces per ton**. The 2004 drill program has expanded the Eau Claire gold vein system and will have a positive impact on increasing the size of the gold resource. Drilling at Eau Claire has confirmed that the high-grade gold-bearing vein system is both laterally and vertically extensive.

This 9,407-metre drill program tested the vein system with wide-spaced holes over a distance of 1.3 kilometres. The Eau Claire deposit was drilled between vertical depths of 400 to over 700 metres. Significant assay results are summarized in Table 1. High-grade gold veins previously reported in hole 38 (13.7 gpt gold across 5.0 metres or **0.40 oz ton/16.4 ft,** including 42.6 gpt gold across 1.5 metres or **1.24 oz ton /4.92 ft**) and in hole 44 (11.9 gpt gold /1.5 metres or **0.35 oz/ton/4.92 ft,** 19.0 gpt gold /1.6 metres or **0.56 oz/ton/5.25 ft** and 20.4 gpt gold /1.4 metres or **0.59 oz/ton/4.59 ft**) have been extended laterally in hole 49. Two parallel veins intersected in hole 49 assayed 4.1 gpt gold over 3.8 metres or 0.12 oz/ton/12.5 ft, including 24.5 gpt gold across 0.50 metre or **0.74 oz/ton** and 3.49 gpt gold/1.7 metres or 0.10 oz/ton/5.58 ft.

Holes 45 and 48 intersected gold-bearing quartz-tourmaline veins below 700 metres vertical depth. Both holes intersected high-grade intervals ranging from 24.5 to 39.5 gpt gold or **0.72 to 1.15 ounces gold per ton** and wide sections of lower grade vein material ranging from 0.05 ounces gold per ton across 28.5 feet to 0.21 ounces gold per ton over 13.8 feet. Drilling to date has confirmed a wide range in gold grades within the Eau Claire vein system. Past work indicates that although some intersections are lower in grade, additional sampling within a particular vein often yields much higher average gold grades than those originally reported from wide-spaced drilling.

A new resource estimate will be prepared in accordance with National Instrument 43-101. The Corporation is seeking permits to complete a 10,000-tonne bulk sample from the P, JQ and R veins with the objective of defining mining and milling parameters for the deposit. Further regional exploration is also recommended to search for a second gold deposit on the Clearwater property.

Note: All diamond drilling at Clearwater was carried out using NQ diamond core. Chemical analysis was completed by ALS Chemex using 50-gram splits and fire assay/gravimetric techniques. Internal standards provided by an independent company and locally derived blank samples were inserted for quality control purposes. Richard Roy, PGeo., consulting geologist, is Eastmain Resources' qualified person on this project.

-30-

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com. Note: Drill Plan and long section available on website.

Clearwater Project: 2004 Drilling – Assay results for holes 38 to 51

Hole		From	To	Interval metres	feet	Au gpt	Au oz/ton
ER04-38		191.5	193.0	1.50	4.92	15.9	0.46
	incl.	192.0	192.5	0.50		**39.0**	**1.14**
		213.0	214.5	1.50	4.92	7.21	0.21
	incl.	213.0	213.5	0.50		13.5	0.39
		369.0	374.0	5.00	16.4	13.7	0.40
		369.0	369.5	0.50		16.9	0.49
		369.5	370.0	0.50		**53.8**	**1.57**
		370.0	370.5	0.50		**57.0**	**1.66**
	incl.			1.50	4.92	**42.6**	**1.24**
ER04-41		418.0	420.5	2.50	8.20	4.28	0.12
	incl.	418.0	418.5	0.50		9.93	0.29
		423.4	425.4	2.00	6.56	4.59	0.13
ER04-42		427.1	428.6	1.50	4.92	8.37	0.24
	incl.	427.1	427.6	0.50		12.1	0.35
	incl.	427.6	428.1	0.50		13.1	0.38
ER04-44		613.0	614.5	1.50	4.92	11.9	0.35
	incl.	613.0	613.5	0.50		**35.7**	**1.04**
		619.1	620.7	1.60	5.25	**19.0**	**0.56**
	incl.	619.1	619.7	0.60		**34.0**	**0.99**
	incl.	619.7	620.2	0.50		11.0	0.32
		629.6	631.0	1.40	4.59	**20.4**	0.59
	incl.	629.6	630.0	0.40		16.5	0.48
	incl.	630.4	631.0	0.60		**36.5**	**1.07**
ER04-45		708.8	710.0	1.20	3.94	5.10	0.15
		722.8	727.0	4.20	13.8	7.08	0.21
	incl.	722.8	723.3	0.50		**39.5**	**1.15**
	incl.	726.0	726.5	0.50		13.8	0.40
ER04-46		232.2	232.7	0.50	1.64	5.43	0.16
		750.3	751.5	1.20	3.94	2.58	0.08
ER04-47		No significant assays					
ER04-48		634.8	635.3	0.50	1.64	10.6	0.31
		697.9	701.1	3.20	10.5	2.78	0.08
		704.1	712.8	8.70	28.5	1.85	0.05
	incl.	704.1	705.6	1.50	4.92	9.11	0.27
	incl.	704.1	704.6	0.50	1.64	**24.5**	**0.72**
ER-04-49		632.7	636.5	3.80	12.5	4.1	0.12
	incl.	632.7	633.2	0.50	1.64	**25.3**	**0.74**
		638.5	640.2	1.70	5.58	3.49	0.10
	incl.	638.5	639.0	0.50	1.64	10.8	0.31
ER-04-50		629.9	630.4	0.5	1.64	2.47	0.07
		633.0	633.5	0.5	1.64	3.74	0.11
ER04-51		No significant assays					
Average				**2.17**	**7.12**	**8.37**	**0.24**


Eau Claire Gold Deposit
Longitudinal Section - 2004 Drilling (looking north)
497 g/t Au /2m
C87- 06
-100 m
D vein trend
-300 m
Legend
Gold-bearing vein
2004 Drill hole pierce point
Low gold values
0
200 m
ER04- 38
ER03- 21
ER04- 40
ER04- 42
ER04- 39
-500 m
ER04- 41
ER04- 44
ER04- 43
ER04- 49
ER04- 48
ER04- 50
-700 m
ER04- 46
ER04- 45
OPEN
ER04- 47
600W
000 E
600E

Clearwater Project - Drill Plan
Eau Claire Gold Deposit



Gold-bearing veins (MGV) traced to >600 m depth
450 West Zone
Tourmaline Zone
67.1 g/t Au/3.9m
R Vein
58.2 g/t Au/26m x 1.08m
JQ Vein
30.4 g/t Au/167m x 1.3m
P Vein
18.1 g/t Au/138m x 1.23m
6.77 g/t Au/4.8m
incl. 25.6 g/t Au
5.02 g/t Au/5.4m
incl. 21.0 g/t Au
V16
21.3 g/t Au/67m x 1.0m
incl. 119 g/t Au/1.2m
V12
118 g/t Au/22m x 0.6m
incl. 355 g/t Au/0.91m
C Vein
visible gold
B Vein
visible gold
Discovery Hole
DDH 87-06
497 g/t Au/2m
incl. 9,286 g/t Au
Au-Cu-Ag sulphide zone
BL 0+00
Az. 085
L-11 W
L-9 W
L-7 W
L-5 W
L-3 W
L-1 W
L-1 E
L-2 E
L-3 E
L-4 E
4 N
3 N
2 N
1 N
7 N
1 S
2 S
3 S
4S
ER04-38
ER04-39
ER04-40
ER04-41
ER04-42
ER04-43
ER04-44
ER04-45
ER04-46
ER04-47
ER04-48
ER04-49
ER04-50
300 m
LEGEND
Channel sample assays - average grade of samples taken every 5m
JQ Vein
30.4 g/t Au/167m x 1.3m
Average Gold grade grams per tonne
length metres
width metres

Hole#	Azimuth	Dip	Depth	Target
ER04-38	355	-75	457.5 m	D Vein
ER04-39	355	-80	576.0 m	MGV
ER04-40	355	-75	457.0 m	D Vein
ER04-41	355	-75	449.0 m	D Vein
ER04-42	355	-75	489.0 m	D Vein
ER04-43	355	-75	573.0 m	D Vein
ER04-44	355	-75	681.0 m	D Vein
ER04-45	355	-80	801.0 m	MGV, D
ER04-46	355	-80	834.0 m	MGV, D
ER04-47	355	-80	966.0 m	MGV, 6V
ER04-48	355	-80	888.0 m	MGV, 6V
ER04-49	355	-80	818.0 m	MGV, D
ER04-50	355	-80	828.0 m	MGV, D
ER04-51	355	-60	486.0 m	D Vein

MGV - Main Group of Veins